SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 27 February 2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



February 27, 2008

                     BP CAN PUMP FOUR MILLION BARRELS A DAY
                       UNTIL 2020, EVEN WITHOUT NEW FINDS

BP replaced its annual production by 112 per cent in 2007, taking its proved reserves of oil and gas to 17.8 billion barrels. It also added some 2.4 billion new barrels to its non-proved resource base which now stands at a further 42.1 billion barrels of oil equivalent.

Assuming a $60 oil price, the strength of this position - reinforced by recent access to new opportunities in Oman, Libya and Colombia, along with heavy oil in Canada - supports production potential of around 4.3 million barrels a day by 2012, BP chief executive Tony Hayward said today.

Highlighting key elements of the company's annual strategy presentation to financial analysts, Hayward said that in a $60 price world BP was confident not only of boosting output over the next four years but of being able to sustain production of at least 4 million barrels a day until 2020 even with no new discoveries or access to new opportunities.

"However, bearing in mind a rise in exploration spend to nearly $1 billion this year together with significant additions of fresh acreage in established areas such as the deepwater Gulf of Mexico and a continuing drive to access new provinces around the world, we expect to do better than this," Hayward said.

In its downstream business he said the company now had a clear, step-by-step plan to close the performance gap with rivals over the medium term, focusing spend on manufacturing over marketing and aiming for an improvement in pre-tax profits of up to $4 billion within three to four years, assuming an average refining margin of $7.50 a barrel.

He said BP expected to spend some $1.5 billion in Alternative Energy this year - a front-end acceleration of its longer-term $8 billion plan to build a new business, based chiefly on solar, wind and biofuels and offering significant growth potential as world demand rose dramatically for low- or non-carbon energy.

"We intend to grow this business predominantly for its equity value," he said. "Taking stock market valuations for similar companies, we estimate it is already worth between $5 billion and $7 billion. As we go forward we will be looking at how best we can realise that growing value for our shareholders."

Hayward said that since taking over as CEO ten months ago he and his senior team had conducted one of the most wide-ranging reviews of the BP Group's operations in its recent history. They had now established a clear and focussed agenda for operational recovery and long-term renewal which took pragmatic account of the changing external environment, including continuing high oil prices.

"We have slimmed the top team from six executive directors to four and the next tier by more than 10 per cent. Across wider management we are reducing numbers by around 12-13 per cent.

"As I said at our fourth quarter results, we aim to cut corporate overheads by 15-20 per cent and eliminate some 5,000 posts worldwide over the next 18 months. Some 50 per cent of the reductions will result from streamlining our functions, 40 per cent from refining and marketing and the remainder from exploration and production."

He said the move of resources to the front line, the beefing-up of technical expertise through, for example, the recent recruitment of over 2,000 new engineers and senior operations managers, the establishment of proprietary BP training academies at MIT and a significant rise in technology spend this year were all aimed at delivering a strong improvement in the efficiency and safety of operations across the Group.

Hayward confirmed likely capital spend for this year at between $21 billion and $22 billion, up from $19 billion in 2007. Some $15 billion was earmarked for upstream, $5 billion for downstream and $1.5 billion for the other businesses, including Alternative Energy. Divestments were estimated at $1 billion. He said the rise reflected a mix of sector inflation and growth. Gearing would remain at 20-30 per cent.

He said that in the seven years since 2000 BP had distributed some $91 billion to shareholders, roughly half in dividends and half in share buybacks. Of the share buybacks, some 85 per cent had been funded from divestments.

The recent year-on-year 31 per cent dividend boost represented a shift in the balance away from buybacks to dividends as a means of returning cash to shareholders. It reflected increased confidence in the likelihood of a continuing higher oil price, as well as stronger gas prices and refining margins than have been the case historically.

Exploration & Production chief executive Andy Inglis said BP had found a major new reservoir below the Shah Deniz field in Azerbaijan, one of the largest discoveries in the world last year. Other big finds were made in Egypt, Angola and the Gulf of Mexico.

The company added 2.4 billion barrels to resources in 2007, boosting the resource base to 42.1 billion barrels. This combined with year-end reserves of
17.8 billion barrels, took resources plus reserves to 60 billion barrels, extending the life of BP's production from 41 to 43 years at current rates.

Inglis estimated 2008 upstream spend at $15 billion, or $17.5 billion including BP's share of spending by TNK-BP and Pan American. This included a 50 per cent rise in funding for research and development - in part to advance ten major technology projects, each with the potential to add 1 billion barrels of oil equivalent to reserves. He said BP expected to bring more than 25 new projects on stream between 2007 and 2009, and progress a further 30.

TNK-BP chief executive Robert Dudley, also attending the presentation, said the Russian company had invested some $3.5 billion last year, excluding acquisitions. "In 2008, we expect this to rise to around $4 billion as investments in major projects and downstream increase.

"We now have over $15 billion of new major projects in various stages and we expect to see a production contribution from these post-2009. Therefore, in 2012 we expect production to be around 1.9 million barrels a day."

Dudley said that since the business was formed in 2004 it had paid the Russian government over $68 billion in taxes, duties and excise. "Russia attracts much coverage," he said. "But the underlying picture for TNK-BP is one of a consistent track record and delivery and an established presence as a respected and successful Russian company.

"We have a very strong resource position which we intend to maintain and produce with improved recovery rates in future. For these and other reasons, I am confident our next five years can be as fruitful as these first."

Iain Conn, chief executive of Refining and Marketing estimated the gap with rivals due to poor performance in BP's downstream business at $3.5-$4 billion a year, assuming an average refining margin of $7.50 a barrel. He said plans were now in place to reduce that by nearly half by end-2009 - chiefly from restoring and up-grading BP's refineries, including Texas City where remaining distillation capacity would be back on stream in the coming weeks and most of the margin capability in place in the second quarter.

The remainder of the shortfall, slated mainly for delivery in 2010-2011, would be made up from business simplification in marketing - producing more rigorous investment choices, better margins and lower costs - and from significantly reducing support costs and business services.

Conn said he was cutting senior management jobs by 15 per cent and reducing the number of downstream business units from 40 to 15. Lubricants would move to third-party distributors in some 20 countries and the aviation fuel business would pull out of 20 of the 100 countries where it operates. In Europe the intention would be to ultimately shrink the existing 80 business service centres to one. Globally, downstream job cuts would exceed 2,000, on top of 9,500 US payroll staff moving to franchisees.

Vivienne Cox, chief executive of Alternative Energy, said BP had invested some $1.5 billion in alternatives since the business was set up in 2005, with a further $1.5 billion of spend planned for this year. The company had assembled a landbank sufficient to build 15 gigawatts of wind generation in the US, including Cedar Creek in Colorado, one of America's biggest wind farms, and more capacity was planned for Europe, India and China. In Solar, sales of 800 megawatts, and similar levels of production, were targeted by 2010.

Cox said that, based on market assessments of similar companies and projects, the estimated value of BP's solar business was between $2.1 billion and $3.9 billion and its wind business between $1.8 and $2.1 billion. Including the gas-fired power generation segment of the business, this gave Alternative Energy a value of approximately $5-$7 billion.

In conclusion, Tony Hayward said: "We have made significant progress at BP over the past ten months, quietly and without fuss, in resetting essential context, in establishing sound, practical objectives and beginning to deliver them.

"Our asset base is high-quality; our task - on which we are already vigorously in action - is to improve how it operates. We have a workforce which, as it is increasingly freed of unnecessary complexity and overhead cost and given clear aims and accountability, will translate the operational momentum we are already seeing in the first half of 2008 into steadily improving financial returns thereafter."

- ENDS -

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 27 February 2008                       /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary